Exhibit 99.1

Itaú Corpbanca Files Material Event Notice announcing the selling of its share ownership in “Operadora de Tarjetas de Crédito Nexus S.A.”

SANTIAGO, Chile, September 30, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice with the Chilean Commission for the Financial Market reporting the closing of the transaction with Minsait Payment Systems Chile S.A. (a subsidiary of “Indra Sistemas S.A.”, a company duly incorporated in Spain) –as informed through a material event notice, dated November 30th 2021– to sell our share ownership in “Operadora de Tarjetas de Crédito Nexus S.A.” (hereinafter “Nexus”). As a result, Minsait Payment Systems Chile S.A. has taken control of Nexus and Itaú Corpbanca, as well as all other shareholders, have ceased to be shareholders of Nexus.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl